FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of …	November	………………………………………………… ,	2016

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-…………………

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	November 11, 2016	By ……/s/…… Eiji Shimizu ………
(Signature)*

Eiji Shimizu
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan For the third quarter ended September 30, 2016

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to

the Financial Instruments and Exchange Law of Japan

For the third quarter ended

September 30, 2016

CANON INC.

Tokyo, Japan

CONTENTS

			Page
I	Corporate Information

	(1)	Consolidated Financial Summary	2

	(2)	Description of Business	2

II	The Business

	(1)	Risk Factors	3

	(2)	Significant Business Contracts Entered into in the Third Quarter of Fiscal 2016	3

	(3)	Operating Results	3

III	Company Information

	(1)	Shares	7

	(2)	Directors and Executive Officers	9

IV	Financial Statements

	(1)	Consolidated Financial Statements	10

	(2)	Other Information	42

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, foreign currency exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign currency exchange rate fluctuations; uncertainty as to economic conditions in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced, and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign currency exchange rates; disasters, outages or similar events; and inventory risk due to disruptions in supply chains and shifts in market demand.

I. Corporate Information

(1)	Consolidated Financial Summary

	Millions of yen (except per share amounts)
	Nine months ended September 30, 2016	Nine months ended September 30, 2015	Three months ended September 30, 2016	Three months ended September 30, 2015	Year ended December 31, 2015

Net sales	2,436,314	2,757,633	778,838	925,782	3,800,271

Income before income taxes	172,016	238,477	45,263	73,961	347,438

Net income attributable to Canon Inc.	105,820	151,305	24,381	49,180	220,209

Comprehensive income (loss)	(184,588)	107,579	1,483	(19,425)	174,081

Canon Inc. shareholders’ equity	-	-	2,622,133	2,903,342	2,966,415

Total equity	-	-	2,826,988	3,117,994	3,184,463

Total assets	-	-	4,530,096	4,399,122	4,427,773

Net income attributable to Canon Inc. shareholders per share:

Basic (yen)	96.90	138.56	22.33	45.03	201.65

Diluted (yen)	96.90	138.55	22.33	45.03	201.65

Canon Inc. shareholders’ equity to total assets (%)	-	-	57.9	66.0	67.0

Cash flows from operating activities	343,363	330,832	-	-	474,724

Cash flows from investing activities	(824,909)	(364,465)	-	-	(453,619)

Cash flows from financing activities	436,339	(209,958)	-	-	(210,202)

Cash and cash equivalents at end of period	-	-	534,480	581,247	633,613

Notes:

1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2.	Consumption tax is excluded from the stated amount of net sales.

(2)	Description of Business

Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial information presented in sections “II. The Business” is also in conformity with U.S.GAAP.

The Canon Group (consisting of the Company, 324 consolidated subsidiaries, and 5 affiliates accounted for using the equity method, as of September 30, 2016, collectively, the “Group”) is engaged in development, manufacturing, sales, and servicing activities in areas such as office, imaging systems, and industrial equipment. No material change in Canon’s business has occurred during the nine months ended September 30, 2016.

No additions or removals of significant group entities have occurred during the nine months ended September 30, 2016.

II. The Business

(1)	Risk Factors

No material changes are recognized pursuant to the risk factors of Canon’s business indicated in the Annual Securities Report (Yukashoken Houkokusho) of the previous fiscal year.

(2)	Significant Business Contracts Entered into in the Third Quarter of Fiscal 2016

No material contracts were entered into during the three months ended September 30, 2016.

(3)	Operating Results

Looking back at the global economy in the first nine months of 2016, the U.S. economy continued recovering moderately as consumer spending and employment conditions improved. In Europe, although consumer spending and exports grew moderately, particularly in Germany, the outlook for the region’s economy has grown increasingly uncertain due to concerns over the U.K.’s decision to exit the EU. The Chinese economy continued its deceleration trend while the economies of many emerging countries, including Russia and Brazil, remained stagnant. In Japan, although employment conditions continued to improve, corporate capital investment remained weak. Looking at the global economy as a whole, the recovery has been weaker than was expected at the beginning of 2016.

As for the markets in which Canon operates amid these conditions, demand for office multifunction devices (MFDs) remained at around the same level as for the previous year while demand for laser printers decreased from the previous year due to sluggish economic conditions in emerging countries. As for cameras, the market, which had been facing decreasing demand, primarily for digital compact cameras, suffered from a shortage of components arising from the Kumamoto earthquake earlier in the year. Additionally, demand for consumer inkjet printers continued to decline. Within the Industry and Others sector, however, demand for lithography equipment used in the production of flat panel displays (FPDs) and manufacturing equipment for organic LED (OLED) displays enjoyed strong growth thanks to active capital investment by panel manufacturers.

The average value of the yen during the third quarter was ¥102.33 against the U.S. dollar, a year-on-year appreciation of approximately ¥20, and ¥114.25 against the euro, a year-on-year appreciation of approximately ¥22, which had a negative impact on net sales of ¥103.9 billion and on operating profit of ¥36.4 billion. As for the first nine months of the year, the average value of the yen was ¥108.25 against the U.S. dollar, a year-on-year appreciation of approximately ¥13, and ¥121.13 against the euro, a year-on-year appreciation of approximately ¥14, which had a negative impact on net sales of ¥210.7 billion and on operating profit of ¥79.9 billion.

[Third-quarter results]

During the third quarter, although office MFDs enjoyed solid demand, mainly for color models, sales of laser printers declined due to sluggish economic conditions in emerging countries. Looking at interchangeable-lens digital cameras, sales volume for the quarter exceeded that for the same period of the previous year supported by sales of new products and compact-system cameras, while sales volume for digital compact cameras declined in all regions compared with the previous year amid the ongoing contraction of the market. Sales volume for inkjet printers also declined due to the shrinking market for consumer products. In contrast, sales of industrial equipment increased, particularly systems used in the production of OLED displays, boosted by increased capital investment by panel manufacturers. Consequently, along with the negative impact of the appreciation of the yen, third-quarter net sales decreased 15.9% year on year to ¥778.8 billion. The gross profit ratio decreased by 2.3 points year on year to 48.4% mainly due to the negative effect of the yen’s appreciation.

(3)	Operating Results (continued)

Despite a reduction in operating expenses of 14.1% year on year, third-quarter operating profit decreased by 48.2% to ¥40.0 billion. Other income (deductions) increased by ¥8.5 billion due to foreign currency exchange gains while income before income taxes decreased by 38.8% year on year to ¥45.3 billion and net income attributable to Canon Inc. decreased by 50.4% to ¥24.4 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥22.33, a year-on-year decrease of ¥22.70.

[Nine-month results]

During the first nine months, as for office MFDs, unit sales of color models increased compared with the same period of the previous year, as did unit sales for the segment overall, including monochrome models. As for laser printers, sales declined due to sluggish economic conditions in emerging countries. Looking at interchangeable-lens digital cameras, sales volume exceeded that for the same period of the previous year supported by sales of new products and compact-system cameras, while sales volume for digital compact cameras declined compared with the previous year amid the ongoing contraction of the market. Sales volume for inkjet printers also declined due to the shrinking market for consumer products. In contrast, sales of industrial equipment increased, particularly systems used in the production of OLED displays, boosted by increased capital investment by panel manufacturers, while unit sales of FPD lithography equipment also increased compared with the period of the previous year. Consequently, along with the negative impact of the appreciation of the yen, nine-month net sales decreased 11.7% year on year to ¥2,436.3 billion. The gross profit ratio decreased by 1.4 points year on year to 49.8% mainly due to the negative effect of the yen’s appreciation. Despite a reduction in operating expenses of 8.5% year on year partly due to Group-wide efforts to reduce spending, nine-month operating profit decreased by 40.1% to ¥148.7 billion. Other income (deductions) increased by ¥33.0 billion due to foreign currency exchange gains while income before income taxes decreased by 27.9% year on year to ¥172.0 billion and net income attributable to Canon Inc. decreased by 30.1% to ¥105.8 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥96.90, a year-on-year decrease of ¥41.66.

Looking at Canon’s nine-month performance by business unit, beginning with the Office Business Unit, unit sales of office MFDs overall increased from the same period of the previous year thanks to strong sales of color machines. This growth was supported by steady sales of the A3 (12”x18”)-model imageRUNNER ADVANCE C5500 series, which was released this year, and the small-office/home-office color A3 (12”x18”)-model imageRUNNER ADVANCE C3300 series, which was launched in the previous year, along with expanded sales of the imagePRESS C10000VP series, which targets the production printing market. Among high-speed continuous-feed printers, unit sales of the Océ-produced VarioPrint i300, a high-speed sheet-fed color inkjet press, increased year on year. As for laser printers, the impact of sluggish economic conditions led to a significant decrease in sales of consumables compared with the same period of the previous year. These factors, coupled with the negative effect of unfavorable currency exchange rates, resulted in total sales for the business unit of ¥1,322.0 billion, decreasing 16.2% year on year, while operating profit totaled ¥120.9 billion, a year-on-year decline of 44.6%.

Within the Imaging System Business Unit, sales volume for interchangeable-lens digital cameras grew compared with the same period of the previous year owing to healthy demand for the advanced-amateur-model EOS 80D and EOS 5D Mark IV digital SLR cameras, which were launched this year, and an increase in sales volume in Asia, Japan and European markets of the EOS M3 and M10 compact-system cameras, which were released in the previous year. As for digital compact cameras, sales volume declined amid difficulties in procuring components due to the Kumamoto earthquake earlier in the year, along with the ongoing contraction of the market.

(3)	Operating Results (continued)

As for inkjet printers, although sales volume declined compared with the same period of the previous year due to the shrinking market for consumer products, strong demand fueled sales of models equipped with large-capacity ink tanks targeting emerging countries, which were launched in the previous year, and of the new imagePROGRAF PRO-4000, which targets the graphic art market. As a result of these factors, along with the negative effect of unfavorable currency exchange rates, sales for the combined first nine months of the year totaled ¥770.5 billion, a year-on-year decrease of 14.2%, while operating profit totaled ¥92.7 billion, declining 23.6% year on year.

In the Industry and Others Business Unit, unit sales of semiconductor lithography equipment decreased from the same period of the previous year amid the postponement of some capital investments by customers. As for FPD lithography equipment, unit sales of lithography systems employed in the fabrication of mid- and small-size panels increased in response to growing demand for high-definition OLED displays used in mobile devices. Also, sales of manufacturing equipment for OLED displays, which is sold by Canon Tokki, increased amid brisk capital investment by panel manufacturers. In addition, sales of network cameras enjoyed healthy demand thanks to efforts to strengthen the product lineup, such as the launch of new products capable of color image capture over long distances even at night. Consequently, sales for the business unit increased 14.1% year on year to ¥409.0 billion while operating profit grew by ¥14.6 billion to ¥4.3 billion.

Cash Flows

During the first nine months of 2016, cash flow from operating activities totaled ¥343.4 billion, an increase of ¥12.5 billion compared with the previous year owing to improvements in such working capital as trade receivables. Cash flow from investing activities increased ¥460.4 billion year on year to ¥824.9 billion due to the payment for the right to acquire all of the ordinary shares of Toshiba Medical Systems Corporation (TMSC). Accordingly, free cash flow totaled negative ¥481.5 billion, a decrease of ¥447.9 billion compared with the corresponding year-ago period.

Cash flow from financing activities recorded proceeds of ¥436.3 billion, mainly owing to a provisional bank borrowing related to TMSC.

Owing to these factors, as well as the negative impact from foreign currency translation adjustments, cash and cash equivalents decreased by ¥99.1 billion to ¥534.5 billion from the end of the previous year.

Non-GAAP Financial Measures

We have reported our financial results in accordance with U.S. generally accepted accounting principles (U.S. GAAP). In addition, we have discussed our results using “free cash flow,” which is a non-GAAP measure.

We believe this measure, which takes into consideration the Company’s operating and investing activities, is beneficial to an investor’s understanding of Canon’s current liquidity and the alternatives of use in financing activities.

A reconciliation of this non-GAAP financial measure and the most directly comparable measures calculated and presented in accordance with U.S. GAAP are set forth on the following table.

(3)	Operating Results (continued)

Billions of yen
Nine months ended September 30, 2016
Net cash provided by operating activities	343.4

Net cash used in investing activities	(824.9)

Free cash flow	(481.5)

Management Issues to be Addressed

No material changes or issues with respect to business operations and finances have occurred during the nine months ended September 30, 2016.

Research and Development Expenditures

Canon’s research and development expenditures for the nine months ended September 30, 2016 totaled ¥228.4 billion.

Property, Plant and Equipment

(1)    Major Property, Plant and Equipment

There were no significant changes to the status of existing major property, plant and equipment during the first nine months of 2016.

(2)    Prospect of Capital Investment in the First Nine Months of Fiscal 2016

The new constructions of property, plant and equipment, which had been in progress as of December 31, 2015 and were completed during the first nine months of 2016, are as follows:

Name and location	Principal activities and products manufactured	Date of completion
Canon Inc. Toride Plant Ibaraki, Japan	Manufacturing Training Center	February 2016

Canon Canada Inc. Ontario, Canada	New headquarter office Regional marketing subsidiary	September 2016

There were no significant changes in the plans relevant to the retirement of property, plant and equipment during the first nine months of 2016. Moreover, there were no significant additional plans for new construction or retirement of property, plant and equipment during the first nine months of 2016.

III. Company Information

(1)	Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

As of September 30, 2016

Total number of issued shares	1,333,763,464

Stock Acquisition Rights

Not applicable.

Exercise status of bonds with share subscription rights containing an adjustable exercise price clause

Not applicable.

Rights Plan

Not applicable.

Change in Issued Shares, Common Stock and Additional Paid in Capital

	Change during this term	As of September 30, 2016
Issued Shares (Number of shares)	-	1,333,763,464
Common Stock (Millions of yen)	-	174,762
Additional Paid-in Capital (Millions of yen)	-	306,288

Major Shareholders

Not applicable.

(1)	Shares (continued)

Voting Rights

The information provided below is based on the latest register of shareholders as of June 30, 2016.

	As of June 30, 2016

Classification	Number of shares (shares)	Number of voting rights (units)

Shares without voting rights	-	-

Shares with restricted voting rights (Treasury stock, etc.)	-	-

Shares with restricted voting rights (Others)	-	-

Shares with full voting rights (Treasury stock, etc.)	(treasury stock) 241,692,700	-

Shares with full voting rights (Others)	1,090,545,400	10,905,454

Fractional unit shares (Note)	1,525,364	-

Total number of issued shares	1,333,763,464	-

Total voting rights held by all shareholders	-	10,905,454

Note:

In “Fractional unit shares” under “Number of shares,” 69 shares of treasury stock are included.

Treasury Stock, etc.

	Number of shares owned	Number of shares owned /
	(Number of shares)	Number of shares issued

Canon Inc.	241,692,700	18.12%

Total	241,692,700	18.12%

(2)	Directors and Executive Officers

There were no changes in members of directors between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2015 and the end of this quarter.

Change in functions of director is below:

Toshizo Tanaka	(Executive Vice President & CFO: Group Executive of Human Resources Management & Organization HQ)

There were no changes in members of executive officers between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2015 and the end of this quarter.

Changes in functions of executive officers are below:

Toshio Homma	(Executive Vice President: Chief Executive of Office Imaging Products Operations)

Aitake Wakiya	(Managing Executive Officer: Group Executive of Finance & Accounting HQ)

Akiyoshi Kimura	(Managing Executive Officer: Group Executive of Corporate Planning Development HQ)

Masaaki Nakamura	(Managing Executive Officer: Deputy Group Executive of Human Resources Management & Organization HQ, Group Executive of Facilities Management HQ)

Soichi Hiramatsu	(Executive Officer: Group Executive of Procurement HQ)

Hiroaki Takeishi	(Executive Officer: Deputy Chief Executive of Optical Products Operations)

Takanobu Nakamasu	(Executive Officer: Executive Vice President of Canon Europe Ltd.)

Hisahiro Minokawa	(Executive Officer: Senior General Manager of Human Resources Management & Organization Center)

Noriko Gunji	(Executive Officer: President & CEO of Canon Singapore Pte. Ltd.)

The Number of Directors and Executive Officers by Gender

Males: 46, Females: 2 (Females account for 4.2% of the total.)

Based on the number of Directors and Executive Officers as of September 30, 2016.

IV.  Financial Statements (Unaudited)

(1)	Consolidated Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	Millions of yen
	September 30, 2016	December 31, 2015
Assets
Current assets:
Cash and cash equivalents (Note 15)	534,480	633,613
Short-term investments (Note 2)	7,966	20,651
Trade receivables, net (Note 3)	444,668	588,001
Inventories (Note 4)	494,474	501,895
Prepaid expenses and other current assets (Notes 11 and 15)	228,059	313,019

Total current assets	1,709,647	2,057,179

Noncurrent receivables (Note 12)	27,290	29,476
Investments (Note 2)	726,950	67,862
Property, plant and equipment, net (Note 5)	1,140,034	1,219,652
Intangible assets, net	205,372	241,208
Goodwill	411,311	478,943
Other assets (Note 15)	309,492	333,453

Total assets	4,530,096	4,427,773

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

	Millions of yen
	September 30, 2016	December 31, 2015
Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt (Note 6)	610,567	688
Trade payables (Note 7)	288,793	278,255
Accrued income taxes	23,597	47,431
Accrued expenses (Note 12)	282,195	317,653
Other current liabilities (Note 11)	154,516	171,302

Total current liabilities	1,359,668	815,329

Long-term debt, excluding current installments	685	881
Accrued pension and severance cost	266,651	296,262
Other noncurrent liabilities	76,104	130,838

Total liabilities	1,703,108	1,243,310

Commitments and contingent liabilities (Note 12)

Equity:
Canon Inc. shareholders’ equity (Note 8):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	401,385	401,358
Legal reserve	66,528	65,289
Retained earnings	3,305,929	3,365,158
Accumulated other comprehensive income (loss) (Note 9)	(316,053)	(29,742)
Treasury stock, at cost	(1,010,418)	(1,010,410)
(Number of shares)	(241,693,641)	(241,690,840)

Total Canon Inc. shareholders’ equity	2,622,133	2,966,415
Noncontrolling interests (Note 8)	204,855	218,048

Total equity (Note 8)	2,826,988	3,184,463

Total liabilities and equity	4,530,096	4,427,773

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income
	Millions of yen
	Nine months ended September 30, 2016	Nine months ended September 30, 2015

Net sales	2,436,314	2,757,633

Cost of sales	1,222,588	1,346,057

Gross profit	1,213,726	1,411,576

Operating expenses:
Selling, general and administrative expenses (Note 15)	836,604	918,203
Research and development expenses	228,424	245,205

	1,065,028	1,163,408

Operating profit	148,698	248,168

Other income (deductions):
Interest and dividend income	3,584	4,305
Interest expense	(842)	(511)
Other, net (Notes 9, 11 and 15)	20,576	(13,485)

	23,318	(9,691)

Income before income taxes	172,016	238,477

Income taxes	59,930	80,445

Consolidated net income	112,086	158,032

Less: Net income attributable to noncontrolling interests	6,266	6,727

Net income attributable to Canon Inc.	105,820	151,305

	Yen	Yen

Net income attributable to Canon Inc. shareholders per share (Note 10):
Basic	96.90	138.56
Diluted	96.90	138.55
Cash dividends per share	75.00	75.00

Consolidated Statements of Comprehensive Income
	Millions of yen
	Nine months ended September 30, 2016	Nine months ended September 30, 2015

Consolidated net income	112,086	158,032
Other comprehensive income (loss), net of tax (Note 9):
Foreign currency translation adjustments	(296,673)	(51,520)
Net unrealized gains and losses on securities	(4,187)	(769)
Net gains and losses on derivative instruments	1,566	2,850
Pension liability adjustments	2,620	(1,014)

	(296,674)	(50,453)

Comprehensive income (loss) (Note 8)	(184,588)	107,579
Less: Comprehensive income (loss) attributable to noncontrolling interests	(3,839)	8,553

Comprehensive income (loss) attributable to Canon Inc.	(180,749)	99,026

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Three months ended September 30, 2016	Three months ended September 30, 2015

Net sales	778,838	925,782

Cost of sales	402,226	456,563

Gross profit	376,612	469,219

Operating expenses:
Selling, general and administrative expenses (Note 15)	263,607	309,687
Research and development expenses	72,990	82,273

	336,597	391,960

Operating profit	40,015	77,259

Other income (deductions):
Interest and dividend income	1,052	1,032
Interest expense	(321)	(150)
Other, net (Notes 9, 11 and 15)	4,517	(4,180)

	5,248	(3,298)

Income before income taxes	45,263	73,961

Income taxes	18,473	21,661

Consolidated net income	26,790	52,300

Less: Net income attributable to noncontrolling interests	2,409	3,120

Net income attributable to Canon Inc.	24,381	49,180

	Yen	Yen

Net income attributable to Canon Inc. shareholders per share (Note 10):
Basic	22.33	45.03
Diluted	22.33	45.03

Consolidated Statements of Comprehensive Income
	Millions of yen
	Three months ended September 30, 2016	Three months ended September 30, 2015

Consolidated net income	26,790	52,300
Other comprehensive income (loss), net of tax (Note 9):
Foreign currency translation adjustments	(26,415)	(67,638)
Net unrealized gains and losses on securities	2,147	(5,356)
Net gains and losses on derivative instruments	(806)	1,625
Pension liability adjustments	(233)	(356)

	(25,307)	(71,725)

Comprehensive income (loss) (Note 8)	1,483	(19,425)
Less: Comprehensive income (loss) attributable to noncontrolling interests	896	597

Comprehensive income (loss) attributable to Canon Inc.	587	(20,022)

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Millions of yen
	Nine months ended September 30, 2016	Nine months ended September 30, 2015
Cash flows from operating activities:
Consolidated net income	112,086	158,032
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	185,855	201,475
Loss on disposal of fixed assets	4,174	4,582
Deferred income taxes	(5,708)	(6,510)
Decrease in trade receivables	87,122	92,140
Increase in inventories	(50,969)	(76,601)
Increase in trade payables	31,549	9,980
Decrease in accrued income taxes	(21,842)	(21,868)
Decrease in accrued expenses	(4,196)	(3,854)
Increase in accrued (prepaid) pension and severance cost	6,384	5,224
Other, net	(1,092)	(31,768)

Net cash provided by operating activities	343,363	330,832

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(162,347)	(175,268)
Proceeds from sale of fixed assets (Note 5)	5,022	2,464
Purchases of available-for-sale securities	(84)	(98)
Proceeds from sale and maturity of available-for-sale securities	408	183
Decrease in time deposits, net	10,112	53,052
Acquisitions of businesses, net of cash acquired	(9,239)	(241,386)
Purchases of other investments (Note 2)	(669,962)	(1,103)
Other, net	1,181	(2,309)

Net cash used in investing activities	(824,909)	(364,465)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	410	557
Repayments of long-term debt	(664)	(997)
Increase in short-term loans, net (Note 6)	610,011	18
Purchases of noncontrolling interests	(4,993)	(29,570)
Dividends paid	(163,810)	(174,711)
Repurchases and reissuance of treasury stock	(8)	799
Other, net	(4,607)	(6,054)

Net cash provided by (used in) financing activities	436,339	(209,958)

Effect of exchange rate changes on cash and cash equivalents	(53,926)	(19,742)

Net change in cash and cash equivalents	(99,133)	(263,333)
Cash and cash equivalents at beginning of period	633,613	844,580

Cash and cash equivalents at end of period	534,480	581,247

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	713	604
Income taxes	73,322	105,546

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared its annual consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s quarterly consolidated financial statements are prepared in accordance with the recognition and measurement criteria of accounting principles generally accepted in the United States. Certain disclosures have been omitted.

The number of consolidated subsidiaries and affiliated companies that were accounted for by the equity method as of September 30, 2016 and December 31, 2015 are summarized as follows:

	September 30, 2016	December 31, 2015
Consolidated subsidiaries	324	317
Affiliated companies	5	5

Total	329	322

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All significant intercompany balances and transactions have been eliminated.

(c)	Recent Accounting Pronouncements

In November 2015, the Financial Accounting Standards Board (FASB) issued an amendment which requires deferred tax assets and liabilities be classified as noncurrent in the consolidated balance sheets. Canon early adopted this amended guidance from the quarter beginning January 1, 2016, on a prospective basis, and prior periods were not retrospectively adjusted. Canon’s current deferred tax assets were ¥55,108 million and current deferred tax liabilities were ¥2,682 million as of December 31, 2015.

In July 2015, the FASB issued an amendment which requires an entity to measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Canon early adopted this amended guidance from the quarter beginning April 1, 2016. This adoption did not have a material impact on its consolidated results of operations and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(1)	Basis of Presentation and Significant Accounting Policies (continued)

In May 2014, the FASB issued a new accounting standard related to revenue from contracts with customers. This standard requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard was originally planned to be effective for annual reporting periods beginning after December 15, 2016, however, in August 2015, the FASB issued an accounting standard update for a one-year deferral of the effective date. Early adoption as of the original effective date is permitted. This standard may be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application, although Canon has not selected a transition method. In March 2016, the FASB issued an accounting standard update which clarifies the implementation guidance for principal versus agent considerations. In April 2016, the FASB issued an accounting standard update which clarifies guidance related to identifying performance obligations and licensing implementation guidance. In May 2016, the FASB issued an accounting standard update which amends guidance in the new standard on transition, collectibility, noncash consideration and the presentation of sales and other similar taxes. These standard updates have the same effective date as the original standard. Canon is currently evaluating the adoption date and the effect that the adoption of this standard and these standard updates will have on its consolidated results of operations and financial condition.

In January 2016, the FASB issued an amendment which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This guidance includes the requirement that equity investments be measured at fair value with changes in the fair value recognized in net income. This guidance is effective for annual reporting periods beginning after December 15, 2017, and early adoption is permitted for certain provisions. Canon is currently evaluating the adoption date and the effect that the adoption of this guidance will have on its consolidated results of operations and financial condition.

In February 2016, the FASB issued an amendment which requires lessees to recognize most leases on their balance sheets but recognize expenses on their income statements in a manner similar to current guidance. For lessors, the guidance modifies the classification criteria and the accounting for sales-type and direct financing leases. This guidance is effective for annual reporting periods beginning after December 15, 2018, and early adoption is permitted. Canon is currently evaluating the adoption date and the effect that the adoption of this guidance will have on its consolidated results of operations and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)	Investments

On March 17, 2016, Canon acquired a right to acquire all the ordinary shares of Toshiba Medical Systems Corporation (“TMSC”), which is exercisable upon the clearance of necessary competition regulatory authorities, for ¥665,498 million. The clearance process by necessary competition regulatory authorities is still ongoing in some countries and regions outside Japan as of September 30, 2016. TMSC, in connection with our rights acquisition, is considered a variable interest entity under ASC 810. Canon does have certain protective rights including a right to refuse significant changes in capital structure of TMSC. However, under the terms of the right and related agreements, Canon does not have any ability to exercise any power to direct the activities of or to execute significant influence over TMSC pending clearance of competition regulatory authorities. Accordingly, we have accounted for this investment on a cost basis as of September 30, 2016, and it is included in investments in the accompanying consolidated balance sheet. The maximum exposure to loss associated with the right acquired at September 30, 2016 is limited to the acquisition cost. The fair value of this investment approximates its cost at September 30, 2016.

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities included in investments by major security type at September 30, 2016 and December 31, 2015 were as follows:

	Millions of yen
	September 30, 2016
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value

Noncurrent:
Government bonds	256	-	9	247
Corporate bonds	40	164	4	200
Fund trusts	83	1	-	84
Equity securities	19,100	15,782	118	34,764

	19,479	15,947	131	35,295

	Millions of yen
	December 31, 2015
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value

Noncurrent:
Government bonds	298	-	11	287
Corporate bonds	6	195	-	201
Fund trusts	63	1	-	64
Equity securities	20,461	23,482	1,094	42,849

	20,828	23,678	1,105	43,401

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)	Investments (continued)

Maturities of available-for-sale debt securities included in investments in the accompanying consolidated balance sheets were as follows at September 30, 2016:

	Millions of yen
	Cost	Fair value
Due after five years	261	416

	261	416

Realized gains and losses are determined using the average cost method and are reflected in earnings. The gross realized gains were ¥46 million and ¥133 million for the nine months ended September 30, 2016 and 2015, respectively. The gross realized losses, including write-downs for impairments that were other than temporary, were ¥1,032 million and nil for the nine months ended September 30, 2016 and 2015, respectively. The gross realized gains were ¥46 million and nil for the three months ended September 30, 2016 and 2015, respectively. The gross realized losses, including write-downs for impairments that were other than temporary, were nil for the three months ended September 30, 2016 and 2015.

At September 30, 2016, substantially all of the available-for-sale securities with unrealized losses had been in a continuous unrealized loss position for less than twelve months.

Time deposits with original maturities of more than three months are ¥7,966 million and ¥20,651 million at September 30, 2016 and December 31, 2015, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥671,453 million and ¥2,570 million at September 30, 2016 and December 31, 2015, respectively. The increase in 2016 is primarily related to a right to acquire the ordinary shares of TMSC as described above. These investments were not evaluated for impairment at September 30, 2016 and December 31, 2015, respectively, because (a) Canon did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investments and (b) Canon did not identify any events or changes in circumstances that might have had significant adverse effects on the fair value of those investments.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(3)	Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	September 30, 2016	December 31, 2015

Notes	14,232	17,614
Accounts	440,505	582,464
Less allowance for doubtful receivables	(10,069)	(12,077)

	444,668	588,001

(4)	Inventories

Inventories are summarized as follows:

	Millions of yen
	September 30, 2016	December 31, 2015

Finished goods	340,984	357,115
Work in process	139,532	130,258
Raw materials	13,958	14,522

	494,474	501,895

(5)	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	September 30, 2016	December 31, 2015

Land	274,690	282,786
Buildings	1,593,643	1,632,604
Machinery and equipment	1,707,985	1,813,116
Construction in progress	53,854	61,952

	3,630,172	3,790,458
Less accumulated depreciation	(2,490,138)	(2,570,806)

	1,140,034	1,219,652

Fixed assets presented in the consolidated statements of cash flows includes property, plant and equipment and intangible assets.

(6)	Short-Term Loans

Short-term loans consisting of bank borrowings were ¥610,033 million and ¥26 million at September 30, 2016 and December 31, 2015, respectively.

The increase in 2016 was due to the provisional borrowing without collateral, related to a right to acquire the ordinary shares of TMSC. The interest rate on this borrowing was 0.13% as of September 30, 2016.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(7)	Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	September 30, 2016	December 31, 2015

Notes	31,075	16,706
Accounts	257,718	261,549

	288,793	278,255

(8)	Equity

The change in the carrying amount of total equity, equity attributable to Canon Inc. shareholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the nine months ended September 30, 2016 and 2015 are as follows:

	Millions of yen
	Canon Inc. shareholders’ equity	Noncontrolling interests	Total equity

Balance at December 31, 2015	2,966,415	218,048	3,184,463

Dividends to Canon Inc. shareholders	(163,810)	-	(163,810)
Dividends to noncontrolling interests	-	(4,077)	(4,077)
Equity transactions with noncontrolling interests and other	285	(5,277)	(4,992)

Comprehensive income:
Net income	105,820	6,266	112,086
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(286,002)	(10,671)	(296,673)
Net unrealized gains and losses on securities	(3,852)	(335)	(4,187)
Net gains and losses on derivative instruments	1,575	(9)	1,566
Pension liability adjustments	1,710	910	2,620
Total comprehensive income (loss)	(180,749)	(3,839)	(184,588)
Repurchases and reissuance of treasury stock	(8)	-	(8)

Balance at September 30, 2016	2,622,133	204,855	2,826,988

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(8)	Equity (continued)

Balance at December 31, 2014	2,978,184	162,574	3,140,758

Dividends to Canon Inc. shareholders	(174,711)	-	(174,711)
Dividends to noncontrolling interests	-	(3,936)	(3,936)
Acquisition of subsidiaries	-	77,086	77,086
Equity transactions with noncontrolling interests and other	44	(29,625)	(29,581)

Comprehensive income:
Net income	151,305	6,727	158,032
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(53,007)	1,487	(51,520)
Net unrealized gains and losses on securities	(1,130)	361	(769)
Net gains and losses on derivative instruments	2,850	-	2,850
Pension liability adjustments	(992)	(22)	(1,014)
Total comprehensive income	99,026	8,553	107,579
Repurchases and reissuance of treasury stock	799	-	799
Balance at September 30, 2015	2,903,342	214,652	3,117,994

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the nine months ended September 30, 2016 and 2015 are as follows:

	Millions of yen
	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2015	87,038	14,055	182	(131,017)	(29,742)
Equity transactions with noncontrolling interests and other	259	-	-	(1)	258
Other comprehensive income (loss) before reclassifications	(286,095)	(4,509)	4,416	1,199	(284,989)
Amounts reclassified from accumulated other comprehensive income (loss)	93	657	(2,841)	511	(1,580)

Net change during the period	(285,743)	(3,852)	1,575	1,709	(286,311)

Balance at September 30, 2016	(198,705)	10,203	1,757	(129,308)	(316,053)

	Millions of yen
	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2014	144,557	12,546	(2,603)	(126,214)	28,286
Equity transactions with noncontrolling interests and other	73	-	-	-	73
Other comprehensive income (loss) before reclassifications	(53,007)	(1,044)	(213)	(1,043)	(55,307)
Amounts reclassified from accumulated other comprehensive income (loss)	-	(86)	3,063	51	3,028

Net change during the period	(52,934)	(1,130)	2,850	(992)	(52,206)

Balance at September 30, 2015	91,623	11,416	247	(127,206)	(23,920)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the nine months ended September 30, 2016 and 2015 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss) *1
	Nine months ended September 30, 2016	Nine months ended September 30, 2015	Affected line items in consolidated statements of income
Foreign currency translation adjustments	139	-	Other, net
	(46)	-	Income taxes

	93	-	Consolidated net income
	-	-	Net income attributable to noncontrolling interests

	93	-	Net income attributable to Canon Inc.

Unrealized gains and losses on securities	986	(133)	Other, net
	(326)	47	Income taxes

	660	(86)	Consolidated net income
	(3)	-	Net income attributable to noncontrolling interests

	657	(86)	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	(4,345)	4,335	Other, net
	1,519	(1,276)	Income taxes

	(2,826)	3,059	Consolidated net income
	(15)	4	Net income attributable to noncontrolling interests

	(2,841)	3,063	Net income attributable to Canon Inc.

Pension liability adjustments	510	(213)	*2
	24	246	Income taxes

	534	33	Consolidated net income
	(23)	18	Net income attributable to noncontrolling interests

	511	51	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	(1,580)	3,028

*1  Amounts in parentheses indicate gains in consolidated statements of income.

*2  This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the three months ended September 30, 2016 and 2015 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss) *1
	Three months ended September 30, 2016	Three months ended September 30, 2015	Affected line items in consolidated statements of income
Foreign currency translation adjustments	139	-	Other, net
	(46)	-	Income taxes

	93	-	Consolidated net income
	-	-	Net income attributable to noncontrolling interests

	93	-	Net income attributable to Canon Inc.

Unrealized gains and losses on securities	(46)	-	Other, net
	14	-	Income taxes

	(32)	-	Consolidated net income
	1	-	Net income attributable to noncontrolling interests

	(31)	-	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	(1,503)	2,191	Other, net
	523	(702)	Income taxes

	(980)	1,489	Consolidated net income
	(11)	6	Net income attributable to noncontrolling interests

	(991)	1,495	Net income attributable to Canon Inc.

Pension liability adjustments	469	(81)	*2
	(68)	85	Income taxes

	401	4	Consolidated net income
	(7)	6	Net income attributable to noncontrolling interests

	394	10	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	(535)	1,505

*1  Amounts in parentheses indicate gains in consolidated statements of income.

*2  This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Net Income Attributable to Canon Inc. Shareholders per Share

A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations for the nine months ended September 30, 2016 and 2015 is as follows:

	Millions of yen
	Nine months ended September 30, 2016	Nine months ended September 30, 2015
Net income attributable to Canon Inc.	105,820	151,305

	Number of shares
	Nine months ended September 30, 2016	Nine months ended September 30, 2015
Average common shares outstanding	1,092,071,195	1,092,001,316
Effect of dilutive securities:
Stock options	-	46,574

Diluted common shares outstanding	1,092,071,195	1,092,047,890

	Yen
	Nine months ended September 30, 2016	Nine months ended September 30, 2015
Net income attributable to Canon Inc. shareholders per share:
Basic	96.90	138.56
Diluted	96.90	138.55

A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations for the three months ended September 30, 2016 and 2015 is as follows:

	Millions of yen
	Three months ended September 30, 2016	Three months ended September 30, 2015
Net income attributable to Canon Inc.	24,381	49,180

	Number of shares
	Three months ended September 30, 2016	Three months ended September 30, 2015
Average common shares outstanding	1,092,070,393	1,092,075,144
Effect of dilutive securities:
Stock options	-	-

Diluted common shares outstanding	1,092,070,393	1,092,075,144

	Yen
	Three months ended September 30, 2016	Three months ended September 30, 2015
Net income attributable to Canon Inc. shareholders per share:
Basic	22.33	45.03
Diluted	22.33	45.03

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Net Income Attributable to Canon Inc. Shareholders per Share (continued)

The computation of diluted net income attributable to Canon Inc. shareholders per share for the nine months ended September 30, 2016 and the three months ended September 30, 2016 and 2015 excludes outstanding stock options because the effect would be anti-dilutive. The computation of diluted net income attributable to Canon Inc. shareholders per share for the nine months ended September 30, 2015 excludes certain outstanding stock options because the effect would be anti-dilutive.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of September 30, 2016 are expected to be recognized in earnings over the next twelve months. Canon excludes the time value component from the assessment of hedge effectiveness. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings and not considered hedge ineffectiveness.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Derivatives and Hedging Activities (continued)

Contract amounts of foreign exchange contracts at September 30, 2016 and December 31, 2015 are set forth below:

	Millions of yen
	September 30, 2016	December 31, 2015

To sell foreign currencies	291,955	228,053
To buy foreign currencies	27,494	37,540

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at September 30, 2016 and December 31, 2015.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		September 30, 2016	December 31, 2015

Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	400	373
Liabilities:
Foreign exchange contracts	Other current liabilities	127	534
Derivatives not designated as hedging instruments
	Millions of yen
	Balance sheet location	Fair value
		September 30, 2016	December 31, 2015

Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	2,659	1,112
Liabilities:
Foreign exchange contracts	Other current liabilities	342	90

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the nine and three months ended September 30, 2016 and 2015.

Derivatives in cash flow hedging relationships

	Millions of yen
Nine months ended September 30, 2016	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	6,641	Other, net	4,345	Other, net	(221)

	Millions of yen
Nine months ended September 30, 2015	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	45	Other, net	(4,335)	Other, net	(93)

	Millions of yen
Three months ended September 30, 2016	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	292	Other, net	1,503	Other, net	(93)

	Millions of yen
Three months ended September 30, 2015	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	295	Other, net	(2,191)	Other, net	(33)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income (continued)

Derivatives not designated as hedging instruments

	Millions of yen
Nine months ended September 30, 2016	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	26,499

	Millions of yen
Nine months ended September 30, 2015	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	275

	Millions of yen
Three months ended September 30, 2016	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	3,324

	Millions of yen
Three months ended September 30, 2015	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	3,665

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Commitments and Contingent Liabilities

Commitments

As of September 30, 2016, commitments outstanding for the purchase of property, plant and equipment approximated ¥28,000 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥82,508 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥12,224 million and ¥13,561 million at September 30, 2016 and December 31, 2015, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Future minimum lease payments required under noncancelable operating leases are ¥19,919 million (within one year) and ¥47,922 million (after one year), at September 30, 2016.

Guarantees

Canon provides guarantees for bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less financial risk.

For each guarantee provided, Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and of 1 year to 5 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥6,153 million at September 30, 2016. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at September 30, 2016 were not significant.

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are based on historical experience. Changes in accrued product warranty cost for the nine months ended September 30, 2016 and 2015 is summarized as follows:

    Nine months ended September 30, 2016

Millions of yen
Balance at December 31, 2015	14,014
Addition	10,900
Utilization	(9,953)
Other	(3,742)

Balance at September 30, 2016	11,219

    Nine months ended September 30, 2015

Millions of yen
Balance at December 31, 2014	11,564
Addition	14,206
Utilization	(9,753)
Other	(3,155)

Balance at September 30, 2015	12,862

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Commitments and Contingent Liabilities (continued)

Legal proceedings

Canon is involved in various claims and legal actions arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, Canon believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at September 30, 2016 and December 31, 2015 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The summary also excludes investments and derivative instruments which are disclosed in Note 2 and Note 11, respectively.

	Millions of yen
	September 30, 2016		December 31, 2015
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current installments	(1,217)	(1,197)	(1,543)	(1,507)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 14.

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

At September 30, 2016 and December 31, 2015, one customer accounted for approximately 12% and 15% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1 -	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 -

Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 -

Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at September 30, 2016 and December 31, 2015.

	Millions of yen
	September 30, 2016
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	18,900	-	18,900
Available-for-sale (noncurrent):
Government bonds	247	-	-	247
Corporate bonds	-	200	-	200
Fund trusts	12	72	-	84
Equity securities	34,764	-	-	34,764
Derivatives	-	3,059	-	3,059

Total assets	35,023	22,231	-	57,254

Liabilities:
Derivatives	-	469	-	469

Total liabilities	-	469	-	469

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Fair Value Measurements (continued)

	Millions of yen
	December 31, 2015
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	80,870	-	80,870
Available-for-sale (noncurrent):
Government bonds	287	-	-	287
Corporate bonds	-	201	-	201
Fund trusts	12	52	-	64
Equity securities	42,849	-	-	42,849
Derivatives	-	1,485	-	1,485

Total assets	43,148	82,608	-	125,756

Liabilities:
Derivatives	-	624	-	624

Total liabilities	-	624	-	624

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued based on market approach, using quoted prices for identical assets in markets that are not active. Level 3 investments are mainly comprised of corporate bonds, which are valued based on cost approach, using unobservable inputs as the market for the assets was not active at the measurement date.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate bonds, for the nine months ended September 30, 2015. There are no changes in Level 3 assets measured on a recurring basis for the nine months ended September 30, 2016.

Nine months ended September 30, 2015

Millions of yen
Balance at December 31, 2014	474
Total gains or losses (realized or unrealized):
Included in earnings	-
Included in other comprehensive income (loss)	22
Purchases, issuances and settlements	(496)

Balance at September 30, 2015	-

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Fair Value Measurements (continued)

There are no changes in Level 3 assets measured on a recurring basis for the three months ended September 30, 2016 and 2015.

Assets and liabilities measured at fair value on a nonrecurring basis

During the nine and three months ended September 30, 2016 and 2015, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Supplemental Information

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were a net gain of ¥12,618 million and a net loss of ¥21,140 million for the nine months ended September 30, 2016 and 2015, respectively, and were a net gain of ¥1,938 million and a net loss of 5,614 million, for the three months ended September 30, 2016, and 2015, respectively.

Advertising costs are expensed as incurred. Advertising expenses were ¥40,936 million and ¥53,372 million for the nine months ended September 30, 2016 and 2015, respectively, and were ¥12,622 million and ¥20,192 million for the three months ended September 30, 2016 and 2015, respectively.

Shipping and handling costs totaled ¥32,136 million and ¥39,074 million for the nine months ended September 30, 2016 and 2015, respectively, and ¥10,049 million and ¥12,496 million for the three months ended September 30, 2016 and 2015, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Certain debt securities with original maturities of less than three months classified as available-for-sale securities of ¥18,900 million and ¥80,870 million at September 30, 2016 and December 31, 2015, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Fair value for these securities approximates their cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Supplemental Information (continued)

Finance receivables represent financing leases which consist of sales-type leases and direct-financing leases resulting from the sales of Canon’s and complementary third-party products primarily in foreign countries. These receivables typically have terms ranging from 1 year to 6 years. Finance receivables are ¥254,741 million and ¥289,487 million at September 30, 2016 and 2015, respectively. Finance receivables which are individually evaluated for impairment at September 30, 2016 and 2015 are not significant.

The activity in the allowance for credit losses is as follows:

    Nine months ended September 30, 2016

Millions of yen
Balance at December 31, 2015	2,878

Charge-offs	(772)

Provision	509

Other	(299)

Balance at September 30, 2016	2,316

    Nine months ended September 30, 2015

Millions of yen
Balance at December 31, 2014	6,276

Charge-offs	(1,074)

Provision	18

Other	(2,220)

Balance at September 30, 2015	3,000

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables are evaluated collectively based on historical experience of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due at September 30, 2016 and December 31, 2015 are not significant.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(16)	Segment Information

Canon operates its business in three segments: the Office Business Unit, the Imaging System Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

The primary products included in each segment are as follows:

Office Business Unit:

 Office multifunction devices (MFDs) / Laser multifunction printers /

 Laser printers / Digital production printing systems /

 High speed continuous feed printers / Wide-format printers / Document solutions

Imaging System Business Unit:

 Interchangeable lens digital cameras / Digital compact cameras /

 Digital camcorders / Digital cinema cameras / Interchangeable lenses /

 Compact photo printers / Inkjet printers / Large-format inkjet printers /

 Commercial photo printers / Image scanners / Multimedia projectors /

 Broadcast equipment / Calculators

Industry and Others Business Unit:

 Semiconductor lithography equipment /

 FPD (Flat panel display) lithography equipment /

 Digital radiography systems / Ophthalmic equipment /

 Vacuum thin-film deposition equipment /

 Organic LED (OLED) panel manufacturing equipment / Die bonders /

 Micromotors / Network cameras / Handy terminals / Document scanners

The accounting policies of the segments are substantially the same as the accounting policies used in Canon’s quarterly consolidated financial statements. Canon evaluates performance of, and allocates resources to, each segment based on operating profit.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(16)	Segment Information (continued)

Information about operating results for each segment for the nine months ended September 30, 2016 and 2015 is as follows:

	Office	Imaging System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)

2016:

Net sales:
External customers	1,320,206	769,836	346,272	–	2,436,314
Intersegment	1,763	711	62,754	(65,228)	–

Total	1,321,969	770,547	409,026	(65,228)	2,436,314
Operating cost and expenses	1,201,108	677,836	404,740	3,932	2,287,616

Operating profit	120,861	92,711	4,286	(69,160)	148,698

2015:

Net sales:
External customers	1,574,880	896,723	286,030	–	2,757,633
Intersegment	1,929	929	72,410	(75,268)	–

Total	1,576,809	897,652	358,440	(75,268)	2,757,633
Operating cost and expenses	1,358,466	776,339	368,735	5,925	2,509,465

Operating profit	218,343	121,313	(10,295)	(81,193)	248,168

Information about operating results for each segment for the three months ended September 30, 2016 and 2015 is as follows:
	Office	Imaging System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)

2016:

Net sales:
External customers	410,708	247,966	120,164	–	778,838
Intersegment	513	222	20,720	(21,455)	–

Total	411,221	248,188	140,884	(21,455)	778,838
Operating cost and expenses	382,669	218,318	136,475	1,361	738,823

Operating profit	28,552	29,870	4,409	(22,816)	40,015

2015:

Net sales:
External customers	510,099	302,166	113,517	–	925,782
Intersegment	625	294	25,253	(26,172)	–

Total	510,724	302,460	138,770	(26,172)	925,782
Operating cost and expenses	443,480	260,754	138,149	6,140	848,523

Operating profit	67,244	41,706	621	(32,312)	77,259

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(16)	Segment Information (continued)

Information by major geographic area for the nine months ended September 30, 2016 and 2015 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
	(Millions of yen)

2016:

Net sales:	501,883	696,077	651,199	587,155	2,436,314

2015:

Net sales:	510,543	832,826	773,639	640,625	2,757,633

Information by major geographic area for the three months ended September 30, 2016 and 2015 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
	(Millions of yen)

2016:

Net sales:	164,807	224,757	194,540	194,734	778,838

2015:

Net sales:	169,863	291,027	250,483	214,409	925,782

Net sales are attributed to areas based on the location where the product is shipped to the customers.

In addition to the disclosure requirements under Topic 280, Canon has disclosed the segment information based on the location of Canon Inc. and its subsidiaries. Results from a survey of a representative sample of financial statement users, however, indicated that they consider the latter to be less useful than sales information based on the location where the product is shipped to customers, which is disclosed separately. For this reason, Canon decided to discontinue the disclosure of geographical segment information based on the location of Canon Inc. and its subsidiaries from this year, in order to avoid the risk of confusing users due to disclosing two similar types of geographical information and make disclosure more concise and transparent.

(2)	Other Information

The Board of Directors approved an interim cash dividend at the meeting held on July 26, 2016 as below:

1. Total amount of interim cash dividends:

81,905 million yen

2. Amount of an interim cash dividend per share:

75 yen

3. Payment date:

August 26, 2016

Note:

The interim dividend was paid to registered shareholders as of June 30, 2016.